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SEC Mail Processing Section FEB 25 2009 Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bechtel Financing Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5275 Westview Drive

(No. and Street)

(City)	(State)	(Zip Code)
Frederick	**MD**	**21703**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Zimmermann **(415) 768-5909**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ralph Zimmermann**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Bechtel Financing Services, LLC**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Subscribed and sworn
to before me this
____ day of ________ 2009

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

X See Attached Document (Notary to cross out lines 1–6 below)

~~See Statement Below (Lines 1–5 to be completed only by document signer[s], not Notary)~~

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~~Signature of Document Signer No. 1~~ ~~Signature of Document Signer No. 2 (if any)~~

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this

19th (Date) day of February (Month), 2009 (Year), by

(1) Ralph Zimmermann (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and)~~

~~(2) Name of Signer~~

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.)~~

EMMANUEL ALLIOT

Signature of Notary Public

EMMANUEL ALLIOT
Commission # 1744542
Notary Public - California
San Francisco County
My Comm. Expires May 11, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: February 19, 2009 Number of Pages: One (1)

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

SEC Mail Processing
Section
FEB 25 2009
Washington, DC
110

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

To the Member
Bechtel Financing Services, LLC

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bechtel Financing Services, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
February 18, 2009

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current assets:	
Cash	$ 350,005
Receivables from associated companies	7,447
Other assets	527
TOTAL ASSETS	**$ 357,979**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Payables to associated companies	$ 40,197
Accounts payable and accrued expenses	17,782
Total current liabilities	57,979
Member's capital	300,000
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 357,979**

See Notes to Statement of Financial Condition

BECHTEL FINANCING SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. **Organization and Business Activities:**

Bechtel Financing Services, LLC (the "Company") is a wholly owned subsidiary of Bechtel Enterprises, Inc. (BEnINC). The Company provides financial advisory services to BEnINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

2. **Use of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. **Significant Accounting Policies:**

Cash

The Company maintains its cash in a money market fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

4. **Transactions with Associated Companies:**

The Company has an agreement whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

5. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $285,026 which was $280,026 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.20 to 1.

6. Income Taxes:

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

The Financial Accounting Standards Board (FASB) Financial Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, establishes new guidance on recognition and measurement of uncertain tax positions for financial reporting purposes. The Company has no tax positions that would be subject to recognition or measurement under FIN 48.

7. Employee Benefit Plans:

An associated company sponsors a defined contribution plan (the Trust and Thrift Plan) covering all salaried employees who have met the eligibility requirements for such plans. The Company's contribution to the defined contribution plan is made at the discretion of the Board of Directors. In accordance with the provisions of the Trust and Thrift Plan, employee contributions are matched, up to a certain percentage, by the Company and may be supplemented by the Company at the discretion of the Board of Directors. Employees are fully vested in the contributions of this defined contribution plan when such contributions are made.

In addition to the plan described above, the Company provides certain health care and life insurance benefits for retired U.S. employees meeting eligibility requirements based on age and years of service by participating in plans sponsored by an associated company. The plans generally pay the full cost of medical coverage and life insurance premiums for employees who met the eligibility requirements on or before December 31, 1985. For employees not meeting the eligibility criteria as of December 31, 1985, the plans pay a portion of the medical coverage depending on the years of service at retirement. The cost of providing these benefits is recognized and funded by associated companies.

8. Credit Facility:

At December 31, 2008, associated companies had a committed multi-purpose credit facility of $2,000,000,000. This facility was available for any combination of borrowing, financial letters of credit issuances, or performance letters of credit issuances. This facility has been made available to the Company. This credit facility expires in 2012.

8. Credit Facility, continued:

At December 31, 2008, an associated company had a committed multi-purpose credit facility of €350,000,000 (equivalent U.S. $497,140,000), which was available for any combination of borrowing, financial letters of credit issuances or performance letters of credit issuances. This facility has been made available to the Company. This credit facility expires in 2012.

At December 31, 2008, an associated company had a committed of credit facility of $775,000,000, for the issuance of performance letters of credit only. This facility has been made available to the Company. This credit facility expires in 2012.

In addition to the credit facilities described above, an associated company had uncommitted bilateral letter of credit arrangements with certain banks at December 31, 2008, which the associated company has made available to the Company.

There were no borrowings against these facilities at December 31, 2008 by the Company. However, associated companies have issued letters of credit against some of these facilities.

There are no asset collateralizations or compensating balance requirements for the Company.